RAM Pharmaceuticals, Inc.

Financial Statements
For the Fiscal Year Ended December 31, 2025

Balance Sheet (Unaudited)

Assets
Cash: $23,438
Accounts Receivable: $7,445
Total Assets: $27,857

Liabilities
Short-Term Debt: $61,338
Long-Term Debt: $0
Total Liabilities: $61,338

Equity
Total Equity: $(33,481)

Income Statement (Unaudited)

Revenue: $0
Cost of Goods Sold: $0
Expenses: $33,481
Net Income: $(33,481)

Certification

These financial statements are true and correct to the best of management's knowledge.

By:
Ricky Myers
Chief Executive Officer